Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of reports (1) relating to the financial statements of Copano Energy, L.L.C. and management's report on the effectiveness of internal control over financial reporting (which report expresses an unqualified opinion and includes an explanatory paragraph related to changes in accounting for financial instruments with characteristics of both liabilities and equity and for changes in accounting for conditional asset retirement obligations) dated March 16, 2006 and (2) relating to the financial statements of Webb/Duval Gatherers dated March 29, 2005 both appearing in the Annual Report on Form 10-K for the year ended December 31, 2005 of Copano Energy, L.L.C., and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP
Houston, Texas
March 16, 2006